SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

A-Fem Medical Corporation
(fka Athena Medical Corp. — name change effective 11/12/97)

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00105V105

(CUSIP Number)

Joel S. Kaplan

Ball Janik LLP

Suite 1100

101 SW Main Street

Portland, OR  97204

(503) 228-2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00105V105

1.	Names of Reporting Persons: Goldman, Sachs & Co. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,698,847

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,698,847

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,698,847

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11) 46.0%

14.	Type of Reporting Person (See Instructions) BD-PN-IA

1.	Names of Reporting Persons: The Goldman Sachs Group, Inc. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,698,847

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,698,847

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,698,847

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11) 46.0%

14.	Type of Reporting Person (See Instructions) HC-CO

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relates to the Common Stock, $0.01 par value, of A-Fem Medical Corporation (the “Issuer”).  This statement amends the statement on Schedule 13D dated February 15, 2002 (the “Original 13D”) filed by the Filing Persons (as defined in Item 2 below).  The last known principal executive offices of the Issuer are located at 10180 SW Nimbus Avenue, Suite J5, Portland, OR  97223.  The Filing Persons believe that the Issuer is no longer a reporting company under the Securities Exchange Act of 1934 and may no longer be in business.

Item 2.	Identity and Background

This filing is being made by Goldman, Sachs & Co. (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group”).  Goldman Sachs and GS Group are collectively referred to as the “Filing Persons.”  Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges.  Goldman Sachs is wholly owned, directly and indirectly, by GS Group.  GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization.  The principal business address of each Filing Person is 85 Broad Street, New York, NY 10004.  The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference.  Nether the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

During the last 5 years, none of the Filing Persons nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule II hereto, has been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Filing Persons entered into a Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Original 13D, pursuant to which the Filing Persons agreed to file the Original 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) promulgated under the Act.

Item 3.	Source and Amount of Funds or Other Consideration
The source of funds was working capital of Goldman Sachs and the total consideration was One Dollar ($1.00).
PNW is a Delaware limited liability company (“PNW”). PNW is wholly owned, directly and indirectly, by GS Group. Goldman Sachs acquired the securities described in this Schedule from

PNW pursuant to an Assignment dated February 6, 2002 for One Dollar ($1.00).  PNW acquired a number of loan and equity assets (including the securities described in this Schedule) on February 6, 2002 pursuant to an Overbid Purchase Contract dated January 24, 2002, between Thomas F. Lennon, Receiver of Capital Consultants, LLC, an Oregon limited liability company in the cases of Securities and Exchange Commission v. Capital Consultants, LLC, et al. (Case No. 00-1290-KI) and Elaine L. Chow, Secretary of Department of Labor v. Capital Consultants, LLC, et al. (Case No. 00-1291-KI) pending in the United States District Court, District of Oregon, as seller, and MTGLQ Investors, LP, as buyer.  MTGLQ Investors, LP is a Delaware limited partnership and is wholly owned, directly and indirectly, by GS Group.  The interest of MTGLQ Investors, LP in the Overbid Purchase Contract as it relates to certain assets (including the equity interests in Issuer described herein) was assigned to PNW on February 5, 2002.  The assets acquired by PNW under the Overbid Purchase Contract and then assigned to Goldman Sachs include 7,494,835 shares of the Series A Preferred Stock of the Issuer and Warrants to purchase 1,204,012 shares of the Series A Preferred Stock of the Issuer.  Each share of the Series A Preferred Stock is immediately convertible into one share of the Issuer’s Common Stock.  Each Warrant is immediately exercisable for one share of the Issuer’s Series A Preferred Stock.  The purchase price of One Dollar is based upon the opinion of Goldman Sachs as to the value of those assets.  The Overbid Purchase Contract, Assignment from MTGLQ Investors LP to PNW, and Assignment from PNW to Goldman, Sachs & Co. were filed as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to the Original 13D.

Item 4.	Purpose of Transaction
The response to Item 3 is incorporated herein by reference.

Except as disclosed herein, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedule I hereto has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Filing Persons believe that the Issuer has ceased business operations.  Nevertheless, each of the Filing Persons may periodically evaluate the Issuer’s financial condition, business, operations and prospects, the market price of the Issuer’s Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors.  Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Filing Person (and their respective affiliates) may purchase additional shares of the Issuer’s Common Stock or other securities of the Issuer or may sell or transfer shares of the Issuer’s Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of the Issuer’s Common Stock.  Any such transactions may be effected at any time or from time to time (subject to any applicable limitations imposed on the sale of any of the securities by the Securities Act or other applicable law).  To the knowledge of each Filing Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis.

Item 5.	Interest in Securities of the Issuer
(a)

The Filing Persons discovered, on or about May 30, 2003, that the Original 13D erroneously reported the number of shares of Issuer’s Common Stock beneficially owed by the Filing Persons.  This error was caused by transposition errors in an exhibit to the Overbid Purchase Contract (referenced in Item 3 above).  This exhibit was prepared by the seller under the Overbid Purchase Contract.  The Original 13D reported that the Filing Persons beneficially owned 8,456,564 shares of Issuer’s Common Stock, representing 45.3% of the Issuer’s then-outstanding Common Stock.  The number of shares should have been reported as 8,459,264 shares; the change in the number of shares did not affect the percentage.

The transposition error in the Overbid Purchase Contract caused five separate purchases of 104,710 shares each to be listed as five separate purchases of 104,170 shares each.  Therefore, the Original 13D under-reported the Filing Person’s beneficial ownership by a total of 2,700 shares.  The Original 13D should have reported beneficial ownership of 8,459,264 shares (2,700 more than the originally reported 8,456,564 shares).  This change did not affect the reported percentage of the outstanding Common Stock owned by the Filing Persons.  The Original 13D reported the percentage as 45.3%, which was rounded up from 45.2752%.  The correct percentage, 45.2831%, also rounds up to 45.3%.  The shares erroneously omitted from the Original 13D constituted 0.0079% of the Issuer’s then-outstanding Common Stock — less than one one-hundredth of one percent of the outstanding shares.  The Filing Persons believe that the error was not material and are reporting the error in this Amendment No. 1 without conceding that this Amendment No. 1 is required to be filed under Rule 13d-2(a)

On the date of the filing of the Original 13D, the Filing Persons owned Warrants exercisable for an aggregate of 239,583 shares of Issuer’s Common Stock that were not then exercisable within 60 days of February 6, 2002, the date of the reportable event which required the filing of the Original 13D.  Those Warrants became beneficially owned by the Reporting Persons to the extent of 79,861 shares on each of May 22, 2002, June 21, 2002 and July 23, 2002.  The 239,583 shares represent less than seven-tenths of one percent of the Issuer’s outstanding Common Stock.  The Filing Persons believe that this change in the number of shares is not material within the meaning of Rule 13d-2(a).  For this reason, the Filing Persons did not file amendments to the Original 13D when the shares underlying these Warrants became beneficially owned by the Filing Persons.  Nevertheless, the Filing Persons are using the occasion of amending the Original 13D to correct the transposition error to report the beneficial ownership of the additional 239,583 shares.

Based on the most recently available public information on the Issuer, there were outstanding 10,221,558 shares of the Issuer’s Common Stock on May 30, 2003.  This information is based on the Issuer’s Form 10-QSB for the quarter ended March 31, 2002, filed with the SEC on May 20, 2002.  This filing is the last 1934 Act filing indicated for the Issuer within the EDGAR database at www.sec.gov.  As of May 30, 2003, each Filing Person may be deemed to beneficially own an aggregate of 8,698,847 shares of Issuer’s

Common Stock, consisting of 7,494,835 shares of Series A Preferred Stock and Warrants to purchase 1,204,012 shares of Series A Preferred Stock.  Each share of the Series A Preferred Stock is immediately convertible into one share of the Issuer’s Common Stock.  Each Warrant is immediately exercisable for one share of the Issuer’s Series A Preferred Stock (which is, in turn, convertible into one share of the Issuer’s Common Stock).  Each Filing Person’s beneficial ownership of 8,698,847 shares of Common Stock represents 46.0% of the outstanding Common Stock of the Issuer.

Forms of a Preferred Stock and Purchase Warrant Agreement and a Stock Purchase Warrant were filed as Exhibit 99.5 and Exhibit 99.6, respectively, to the Original 13D.  All of the securities of Issuer held by the Filing Persons are subject to agreements substantially similar to those forms.  The Amended and Restated Registration Rights Agreement, filed as Exhibit 99.7 to the Original 13D, provides the Filing Persons and certain of its transferees, subject to various restrictions, demand and piggyback registration rights relating to the underlying Common Stock of the Issuer issuable upon conversion of the Series A Preferred Stock.

In accordance with the Securities and Exchange Commission (the “SEC”) Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division (“IBD”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG.  IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

(b)	Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Issuer’s Common Stock beneficially owned by such Filing Persons.
(c)	See item 3 above.
(d)

No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer’s Common Stock owned by any Filing Person.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Items 3 and 5 above.
Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1*	Joint Filing Agreement.

Exhibit 99.2*

Overbid Purchase Contract dated January 24, 2002, between Thomas F. Lennon, Receiver of Capital Consultants, LLC, an Oregon limited liability company in the cases of Securities and Exchange Commission v. Capital Consultants, LLC, et al. (Case No. 00-1290-KI) and Elaine L. Chow, Secretary of Department of Labor v. Capital Consultants, LLC, et al. (Case No. 00-1291-KI) pending in the United States District Court, District of Oregon, as seller, and MTGLQ Investors, LP, as buyer.

Exhibit 99.3*	Assignment and Assumption Agreement (of the Overbid Purchase Contract) dated February 5, 2002 from MTGLQ Investors LP to PNW.

Exhibit 99.4*	Assignment dated February 6, 2002 from PNW to Goldman, Sachs & Co.

Exhibit 99.5*	Preferred Stock and Purchase Warrant Agreement dated September 21, 2000.

Exhibit 99.6*	Stock Purchase Warrant dated September 21, 2000.

Exhibit 99.7*	Amended and Restated Registration Rights Agreement dated September 21, 2000.

Exhibit 99.10	Power of Attorney, dated January 6, 2003, relating to Goldman, Sachs & Co.

Exhibit 99.11	Power of Attorney, dated January 6, 2003, relating to The Goldman Sachs Group, Inc.

*Incorporated by reference from the Original 13D (as defined in Item 1 above).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2003
Date

Goldman, Sachs & Co.

/s/ Roger S. Begelman
Signature
Roger S. Begelman/Attorney-in-Fact
Name/Title

The Goldman Sachs Group, Inc.

/s/ Roger S. Begelman
Signature
Roger S. Begelman/Attorney-in-Fact
Name/Title

EXHIBITS

Exhibit 99.1*	Joint Filing Agreement.

Exhibit 99.2*

Overbid Purchase Contract dated January 24, 2002, between Thomas F. Lennon, Receiver of Capital Consultants, LLC, an Oregon limited liability company in the cases of Securities and Exchange Commission v. Capital Consultants, LLC, et al. (Case No. 00-1290-KI) and Elaine L. Chow, Secretary of Department of Labor v. Capital Consultants, LLC, et al. (Case No. 00-1291-KI) pending in the United States District Court, District of Oregon, as seller, and MTGLQ Investors, LP, as buyer.

Exhibit 99.3*	Assignment and Assumption Agreement (of the Overbid Purchase Contract) dated February 5, 2002 from MTGLQ Investors LP to PNW.

Exhibit 99.4*	Assignment dated February 6, 2002 from PNW to Goldman, Sachs & Co.

Exhibit 99.5*	Preferred Stock and Purchase Warrant Agreement dated September 21, 2000.

Exhibit 99.6*	Stock Purchase Warrant dated September 21, 2000.

Exhibit 99.7*	Amended and Restated Registration Rights Agreement dated September 21, 2000.

Exhibit 99.10	Power of Attorney, dated January 6, 2003, relating to Goldman, Sachs & Co.

Exhibit 99.11	Power of Attorney, dated January 6, 2003, relating to The Goldman Sachs Group, Inc.

*Incorporated by reference from the Original 13D (as defined in Item 1 above).

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom.  The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Henry M. Paulson, Jr.	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

John A. Thain	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Lloyd C. Blankfein	Vice Chairman of The Goldman Sachs Group, Inc.

Lord Browne of Madingley	Group Chief Executive of BP plc

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

William W. George	Retired Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Vice Chairman of Perseus, L.L.C.

Ruth J. Simmons	President of Brown University

SCHEDULE II

On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the “SEC”) relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (“Goldman Sachs”) joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ).  Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities.  Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

In November 2002, the SEC, the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange, Inc. (“NYSE”) alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 hereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.